Exxon Mobil Corporation

5959 Las Colinas Boulevard

Irving, TX 75039-2298

February 27, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

                Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Exxon Mobil Corporation has made the following disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ending December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on February 27, 2013:

“Iran Threat Reduction and Syria Human Rights Act of 2012

The captioned Act was signed by President Obama on August 10, 2012.  Among other things, the Act extended the prohibition against U.S. persons doing business with the Government of Iran to include such persons’ non-U.S. subsidiaries.  Previously, non-U.S. subsidiaries were not covered by this restriction.  Application of the restriction to non-U.S. subsidiaries took effect on October 10, 2012.  The Act also requires registrants to disclose, in their annual and quarterly reports, activities covered by the Act which occurred anytime during the period covered by the report, even if such activities occurred prior to the effective date of the Act and were permitted at the time.

During the period from January to September, 2012, ExxonMobil’s majority-owned Canadian affiliate, Imperial Oil Limited (IOL), made several fleet sales of motor fuel with an aggregate total sales price of approximately 11,000 Canadian dollars to the Iranian Embassy in Canada.  IOL’s net profits attributable to these sales were less than 500 Canadian dollars.  The sales were made without the involvement of any U.S. person and were permitted by U.S. laws in effect at the time.  No sales occurred after the October 10, 2012, effective date, and we do not expect any such sales to occur in the future.

The embassy sales stated above represent an activity described in paragraph (D)(iii) of paragraph (1) of Section 13(r) of the Securities and Exchange Act of 1934 and therefore are excluded from the required investigation provisions of that statute.”

                                                                                                                                                Sincerely,

                                                                                                                                                Exxon Mobil Corporation

                                                                                                                                                /s/ Patrick T. Mulva

                                                                                                                                                Patrick T. Mulva

                                                                                                                                                Vice President and Controller